INDEPENDENT ACCOUNTANTS REPORT


To the Trustees of The Managers Funds:
  Managers Emerging Markets Equity Fund:

We have examined management's assertion about Managers Emerging Markets Equity Fund's (the "Fund") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of August 31, 1998, October 30, 1998 and December 31, 1998, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 1998 and October 30, 1998, without prior notice to management, and December 31, 1998, and with respect to the test of selected security purchases and sales, for the period from February 9, 1998 (date of commencement of operations) through December 31, 1998:

  * Confirmation of all securities held by institutions in book entry form (i.e., The Depository Trust Company).

  * Reconciliation of all such securities to the books and records of the Fund and the custodian.

  * Test of selected security purchases and sales from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 1998, October 30, 1998 and December 31, 1998, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.


This report is intended solely for the information and use of management of the Fund and the Securities and Exchange Commission and should not be used for any other purpose.



                                        PricewaterhouseCoopers LLP
February 23, 1999
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            Management Statement Regarding Compliance
  With Certain Provisions of the Investment Company Act of 1940


We, as members of management of Managers Emerging Markets Equity Fund (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of August 31, 1998, October 30, 1998 and December 31, 1998, and from February 9, 1998 (date of commencement of operations) through December 31, 1998.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of August 31, 1998, October 30, 1998 and December 31, 1998, and from February 9, 1998 (date of commencement of operations) through December 31, 1998, with respect to securities reflected in the investment account of the Fund.


The Managers Funds



/s/Donald S. Rumery
Donald S. Rumery
Treasurer